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                                                                      Exhibit 11

                         Exemptive Relief Relied Upon

     With respect to the variable life insurance policies ("Policies") that are the subject of this registration statement, the Registrant, Depositor and the Principal Underwriter rely on exemptive relief granted to them in SEC File No. 812-8446, Rel, No. IC-19817 (Oct. 27, 1993) (Notice), Rel. No. ICI-19898
(Nov 24, 1993) (Order).

     Among other things, the Commission in that proceeding granted (1) class exemptive relief with respect to the deduction of charges associated with the Depositor's treatment of deferred acquisition costs for federal income tax purposes and (2) exemptive relief with respect to the so-called "stair-step" provisions of Section 27(a)(3) of the 1940 Act and Rule 6e-3(T)(b)(13)(ii) under the Act to the extent necessary because the policies permitted, during the first 10 policy years, premiums in excess of one year's target premium to be paid, subject to a 3.5% sales charge (and, during policy years 11 through 20, a 3% sales charge) prior to a subsequent year's target premium being paid, subject to a higher sales charge.

     The Registrant, Depositor, and Principal Underwriter (the "applicants") believe it is appropriate to rely on the exemptive relief previously obtained notwithstanding that certain minor changes have been made in the Policies, in view of the fact that such changes are in no way material to the relief granted.

     The principal substantive changes in the policies as described in the exemptive application are discussed below:

     1. The Policies are now offered on a single insured basis and on a guaranteed issue (as well as a fully-underwritten) basis, although the cost of insurance charges under Policies underwritten on a guaranteed issue basis (like those subject to full medical underwriting) will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table.

     2. Two additional subaccounts of the Registrant have been added as investment options. The exemptive application (as amended, the "application"), however, specifically reserved the right to add or delete such subaccounts at any time.

     3. For policy owners choosing an "Option A" death benefit, the alternative forms of coverage have been somewhat revised. The Option A death benefit can now be determined pursuant to the "guideline premium and cash value corridor" test as well as the "cash value accumulation test" for Federal income tax purposes.

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     4.  The "Guaranteed Minimum Death Benefit" has been limited to five years, and the method of computing the amount of premium payments necessary to keep this benefit in force has been revised.

     5.  The 1.25% premium expense and processing charge has been eliminated.

     6.  The Policy issue charge has been revised.

     7. The current and maximum monthly administrative charges have been changed.

     8. The current mortality and expense risk charge for the majority of Policies has been reduced from .625% per annum to .6% per annum. For a minority of Policies, however, this charge will represent a modest increase. Nevertheless, the charge is still well below the .9% maximum that the exemptive application specifically reserves the right to charge.

     9. The maximum and current percentage of sales charges deducted from premiums paid in any year up to one target premium have been reduced and the deduction of any sales charge from premiums paid in any year in excess of one target premium has been eliminated (on both a current and guaranteed basis).

     10. A sales charge has been added that will be deducted as a dollar amount each month. This charge is fixed and will not vary for the first five policy years, at which time it terminates. The amount of this charge depends on the age and gender of the insured and is computed as a number of cents per $1000 of the basic sum insured under the policy at issue.

     The applicants do not believe that any of the foregoing changes in the facts as set forth in the exemptive application are in any way material to the relief granted. The applicants have reviewed the application and determined that all of the other representations, undertakings and arguments therein, and public policy considerations in connection therewith, remain unchanged.

     Nor do the applicants believe that exemptive relief from the "stair-step" provisions is required in connection with the new form of sales charge referred to in numbered paragraph 10 above. As there noted, such charge is a fixed number of cents per $1000 of the basic sum insured under the Policy at issue. Neither this proportion (i.e. the ratio of the dollar amount of the charge to the basic sum insured at issue) nor the dollar amount of the charge will change during the five-year period during which it is deducted. The applicants do not believe that the structure of this

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charge violates the terms of Section 27(a)(3). In any event, the applicants believe that the exemption in Rule 6e-3(T)(d)(1)(ii)(A) would be available as to such charge. As required by that provision, the proportionate amount (discussed above) of any monthly deduction of such charge will not exceed the proportionate amount of any such prior monthly deduction. Moreover, the applicants believe that the policies and purposes of Section 27(a)(3) and Rule 6e-3(T)(d)(1)(ii)(A), as discussed in the exemptive application, are not in any way contravened by such deductions.

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     Based on the foregoing analysis, the applicants will continue to rely on the exemptive relief cited above with respect to the Policies that are the subject of this registration statement.